Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

SEC Registration Statement No.: 000-18847

The following excerpts relating to Old National Bancorp’s pending acquisition of Indiana Community Bancorp are from a presentation by Old National Bancorp’s President and Chief Executive Officer on February 29, 2012 at the 2012 Keefe, Bruyette & Woods Boston Bank Conference.

Robert G. Jones, President and CEO:

…One of the things we like to do in our presentation is to anticipate potential questions that you might have as investors and these are currently the questions we’ve heard through the day and that we hear consistently from our investors. Probably most “tip of the tongue” for everybody is Why Indiana Bancorp?...

…So Why Indiana Community Bancorp? First and foremost we think it’s an absolute strong strategic fit for us. One of our views of the world is that as a company you go down two tracks. One is that you earn your independence through quality earnings. The second is you create relevancy as a franchise. What Indiana Community does for us is fills in a very nice strategic gap in the southeast portion of the state. You take that I-65 corridor… they are headquartered in Columbus, Indiana… arguably one of the best non-Indianapolis markets in the state and it continues to fill our objective of being Indiana’s bank. So why is that important to us as a bank and why is that important to you as investors? We think it’s relevant. We think that if you create a bank of relevancy in the state of Indiana, it’s desirable. Again, those two tracks that you go down, somebody might feel as though we’re an important cog to their wheel as well. It doesn’t mean we want to sell, don’t read anything into it, but I think their job is to create that relevancy and Indiana Community helped us to do that. Again, as I mentioned, it’s that attractive I-65 corridor. For those of you who are not familiar with the Indiana market, it really connects Louisville with Indianapolis… a good manufacturing market. Columbus, Indiana is home to Cummins. Cummins has made significant investments in the community. As I said, Columbus is one of the strongest markets in the state… very low unemployment.

Probably more important for us when we look at M & A and we look at potential partners, it’s really the culture. It’s really about if there is a blend of culture. Do you have the same value sets? Because I’ve lived through enough mergers and acquisitions over my days. Systems integration and product integration are pretty easy to do. You know how to do those things. It’s really how do you get the troops on the side of the new partner to work with the troops on the side of the old partner. You really make one plus one equal three. What we found in Indiana Community is a very, very similar culture to what we have and we are very impressed with their management team. We’ve known these folks for over 7 years and we’re glad that both the CEO and CFO as well as other members of the team have agreed to join our team and will play very significant roles in the new company. So again, going back to Why Indiana Community? It’s a very strong strategic fit. That’s really the first screen we use when we look at M & A. The transaction is also financially compelling. EPS accretion of somewhere between $0.06-$0.08 cents in the first full year before one-time costs. We expect to get over 35% cost saves. One of the things that we value ourselves on is when we talk about potential acquisitions… you will never hear Old National talk about revenue synergies. We call those “if-comes”… if they come, that’s great. If they don’t come, I don’t want to have to justify why they didn’t. So any of our accretion is really based on our ability to drive off costs. … again our commitment to the street on Indiana Community is we feel as though we are going to be able to get 35% in cost saves and this did exceed our internal hurdle rate. I think probably from a strategic standpoint you can see it’s a nice fit. On slide 13, again it fits that nice corridor. You can see that southern Indiana, we’ve got a pretty good franchise, it’s pretty dense, significant market share in most of our markets, significant presence in Indianapolis, the state capitol, and a growing presence in northern Indiana. So again, that’s why we think Indiana Community Bank makes a lot of sense. The wrap we’ve gotten out of the deal and probably most of the questions I’ve received all day relate to the tangible book value earnback. What I would tell you is a couple of things. I think one, our marks are appropriate. We think they’re conservative, but that’s the nature of Old National. That’s how we look at credit. We downgrade credits for documentation issues, whether it is appraisals, updated financials, and we do look at cash flows. So the mark is… again we think it’s appropriate, but it’s a large mark both on the interest rate as well as the credit side.

…I would argue that we’re all trying to figure out purchase accounting and the impact on tangible book value. There’s not been very many traditional deals done in this new wave… will I get the earnback? I get the concern. I would tell you that strategically and from a financial return on shareholders, we feel very comfortable with the Indiana Community transaction.

… We will continue to look for cross sell opportunities with our partners. … Indiana Community does not have an insurance presence. …we think there is going to be an opportunity within Columbus.

Q & A:

Q: [Chris McGratty]: With the Indiana Community... something we looked at is the holding company liquidity. They had TARP, how they were going to refinance was a big problem, probably, and we’ve seen other banks with M & A transactions transpire because of that. If you could just comment on if you think that’s a developing trend that we should be looking at?

A: [Bob Jones]: I think clearly you’re hearing more and more banks that have TARP are getting communication with Treasury on “what are you going to do about your TARP?” I think with the year 2014 being an important year for the TARP, clearly I think it was on the mind of the Board of Indiana Community and their CEO and management team, I think it was a big issue….

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab” Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2011. Information about the directors and executive officers of Indiana Community Bancorp is set forth in the proxy statement for Indiana Community Bancorp’s 2011 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.